SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
__________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission file number for securities registered
pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12(g) of the Act: 1-16269
__________________

AMÉRICA MÓVIL, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

America Mobile
(Translation of Registrant's name into English)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F      X             Form 40-F         __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________          No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ________          No         X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ________          No         X

This current report on Form 6-K is hereby incorporated by reference into Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117673) of América Móvil, S.A. de C.V., filed on September 23, 2004; Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117673-01) of Radiomóvil Dipsa, S.A. de C.V., filed on September 23, 2004; Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117845) of América Móvil, S.A. de C.V., filed on September 23, 2004; and Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117845-01) of Radiomóvil Dipsa, S.A. de C.V., filed on September 23, 2004.

Recent Developments

América Móvil's Consolidated Results for the Third Quarter of 2004

     The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of September 30, 2004. As a result of Mexican inflation during the first nine months of 2004, the purchasing power of one peso as of December 31, 2003 is equivalent to the purchasing power of 1.0333 pesos as of September 30, 2004. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2003 (the "2003 20-F"), because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2003 20-F is presented in constant pesos as of December 31, 2003.

     On October 25, 2004, we announced our results of operations for the nine-month period ended September 30, 2004. The following table sets forth summary condensed consolidated financial data of América Móvil for the nine-month periods ended September 30, 2004 and 2003.

	For nine months ended September 30,

	2003	2004

	(unaudited)
	(millions of constant pesosas of
	September 30, 2004)
Operating revenues	Ps. 61,518	Ps. 93,265
Operating costs and expenses(1)	48,224	75,183
Depreciation and amortization	10,239	13,299
Operating income	13,294	18,082
Comprehensive financing income	(909)	(657)
Net income	10,032	14,613

(1) Includes depreciation and amortization expenses.

     We recorded operating revenues of Ps. 93,265 million for the first nine months of 2004, a 51.6% increase from the same period in 2003. This increase in revenues reflects principally subscriber growth, as well as acquisitions. We had approximately 54.1 million wireless subscribers as of September 30, 2004, as compared to 50.3 million as of June 30, 2004. As of September 30, 2004, we had approximately 26.8 million wireless subscribers in Mexico and 12.0 million wireless subscribers in Brazil, as compared to 25.6 million and 11.1 million as of June 30, 2004, respectively. In relative terms, Argentina has accounted for the highest rate of growth in subscribers in our markets during the first nine months of 2004, with an increase of approximately 86% to 2.6 million since December 31, 2003. Our operations in Brazil, Colombia, Ecuador and the United States have experienced subscriber growth rates ranging from 26% to 30%. Although Mexico has been the largest contributor to subscriber growth in absolute terms during the first nine months of 2004, Mexico has been our slowest growing market in relative terms, with 14.4% growth from December 31, 2003 to September 30, 2004. We also had 1.9 million fixed lines in Central America at September 30, 2004.

     For the first nine months of 2004, our operating income totaled Ps. 18,082 million, a 36.0% increase compared to the same period in 2003. As a percentage of our operating revenues, operating income during the first nine months of 2004 decreased to 19.4% as compared to 21.6% during the first nine months of 2003. The decrease in operating margin was due principally to increased subscriber acquisition costs in Argentina, Colombia and particularly Brazil, and larger than anticipated costs in connection with the start-up of operations in the regions of Bahia-Sergipe and Paraná-Santa Catarina in Brazil. During the first nine months of 2004, we reported positive operating income in all of our geographic markets, other than Brazil and Argentina. Our depreciation and amortization expenses in Brazil and Argentina have increased significantly as a result of the rollout of new GSM networks in these markets.

     For the first nine months of 2004, we had net income of Ps. 14,613 million, a 45.7% increase compared to the Ps. 10,032 million reported during the first nine months of 2003. The increase in net income principally was attributable to the higher operating income discussed above. Basic net income per share was Ps. 1.18 during the nine-month period ended September 30, 2004.

     At September 30, 2004, we had indebtedness of Ps. 53,969 million, of which Ps.6,793 million (or 12.6%) was classified as short-term. At September 30, 2004, cash and cash equivalents amounted to Ps. 12,063 million. During the first nine months of 2004, we used approximately Ps. 10.5 billion to pay dividends and repurchase our shares, of which Ps. 3.1 billion was used for these purposes during the third quarter of 2004. We have accrued approximately Ps. 14.9 billion in capital expenditures during the first nine months of 2004, of which a portion has already been paid and a portion was included as accounts payable at September 30, 2004. Our accounts payable at September 30, 2004 amounted to Ps. 28,045 million. At September 30, 2004, we had total assets of Ps. 175,655 million, total liabilities of Ps. 96,185 million and total stockholders' equity of Ps. 79,470 million.

     The tables below summarize our consolidated results as of and for the periods set forth below:

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant pesos as of September 30, 2004.

	For the three months ended,			For the nine months ended,

	September 30,	September 30,		September 30,	September 30,
	2004	2003	% Change	2004	2003	% Change

Service Revenues	Ps. 28,223	Ps. 19,325	46.0%	Ps. 78,382	Ps. 53,942	45.3%
Equipment Revenues	5,564	3,062	81.7	14,883	7,576	96.5%

Total Revenues	33,788	22,387	50.9%	93,265	61,518	51.6%

Cost of Service	6,624	4,775	38.7%	18,814	13,552	38.8%
Cost of Equipment	9,095	4,753	91.4%	24,500	12,792	91.5%
Selling, General & Administrative
Expenses	7,123	4,253	67.5%	18,570	11,641	59.5%
Depreciation & Amortization	4,424	3,628	21.9%	13,299	10,239	29.9%

Operating Costs and Expenses	27,266	17,408	56.6%	75,183	48,224	55.9%

Operating Income	6,521	4,979	31.0%	18,082	13,294	36.0%

Comprehensive Financing
(Income) Costs:
Net Interest Expense	560	476	17.6%	1,461	1,013	44.2%
Other Financial Expenses	(18)	183	(109.9)%	394	715	(44.8)%
Foreign Exchange (Gains) Loss	(1,513)	393	n.m.*	(361)	(1,074)	66.4%
Monetary (Gains)	(773)	(403)	(92.0)%	(2,151)	(1,562)	(37.7)%

	(1,744)	649	(368.8)%	(657)	(909)	27.7%

Other (Income) Loss, net	(286)	178	(260.7)%	(125)	235	(153.0)%
Income & Deferred Taxes	1,323	1,968	(32.8)%	3,887	3,567	9.0%

Net Income before Minority
Interest and Equity in Net Results
of Affiliates	7,229	2,183	231.1%	14,977	10,401	44.0%

Equity in Net Results of Affiliates	30	26	13.2%	66	116	(43.2)%
Minority Interest	(21)	113	(118.2)%	298	253	17.9%

Net Income	Ps. 7,220	Ps. 2,044	253.1%	Ps. 14,613	Ps. 10,032	45.7%

*n.m. = not meaningful

America Movil's Balance Sheet (in accordancewith Mexican GAAP)
Millions of constant pesos as of September30, 2004.

	September 30, 2004	December31, 2003		% Change	September 30, 2003	% Change

Current Assets
Cash & Cash Equivalents	Ps. 12,063	Ps.	9,596	25.7%	Ps. 18,904	(36.2)%
Marketable Securities	2,900		821	253.2%	481	502.9%
Accounts Receivable	15,399		11,795	30.6%	7,913	94.6%
Other Current Assets	3,345		2,922	14.5%	2,480	34.9%
Inventories	8,789		5,403	62.7%	3,787	132.1%

	42,497		30,537	39.2%	33,566	26.6%
Long-Term Assets

Plant, Property & Equipment	84,233		73,530	14.6%	67,420	24.9%
Investments in Affiliates	730		2,633	(72.3)%	3,285	(77.8)%

Deferred Assets

Goodwill, net	9,507		8,296	14.6%	5,817	63.4%
Trademarks & Licenses, net	34,074		34,814	(2.1)%	29,566	15.2%
Deferred Assets	4,613		5,160	(10.6)%	3,704	24.5%

Total Assets	Ps. 175,655	Ps.154,970		13.3%	Ps. 143,359	22.5%

	September 30, 2004	December 31, 2003		% Change	September 30, 2003	% Change

Current Liabilities
Short Term Debt*	Ps. 6,793	Ps.12,511		(45.7)%	Ps. 9,302	(27.0)%
Accounts Payable	28,045		20,608	36.1%	16,930	65.6%
Other Current Liabilities	10,250		7,988	28.3%	5,295	93.6%

	45,088		41,108	9.7%	31,527	43.0%

Long-Term Liabilities
Long Term Debt	47,176		38,443	22.7%	41,116	14.7%
Other Long-Term Liabilities	3,921		3,904	0.4%	3,282	19.4%

	51,097		42,347	20.7%	44,398	15.1%

Stockholder's Equity	79,470		71,515	11.1%	67,433	17.9%

Total Liabilities and Stockholder's
Equity	Ps. 175,655	Ps.154,970		13.3%%	Ps. 143,359	22.5%

*	Includes current portion of Long Term Debt

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004	AMÉRICA MÓVIL, S.A. DE C.V. By: /s/ Carlos José García Moreno Elizondo Carlos José García Moreno Elizondo Chief Financial Officer